As filed with the Securities and Exchange Commission on January 29, 2004

Registration No. 333-109528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARGAN, INC.
(Exact Name of Registrant as Specified in Its Charter)
(formerly Puroflow Incorporated)

 Delaware
(State or Other Jurisdiction of Incorporation or Organization)

 13-1947195
(I.R.S. Employer Identification No.)

One Church Street, Suite 302
Rockville, MD  20850
(301) 315-0027
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

RAINER H. BOSSELMANN
Chairman of the Board and
Chief Executive Officer
Argan, Inc.
One Church Street, Suite 302
Rockville, MD  20850
(301) 315-0027
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
 RICHARD A. KRANTZ, ESQ.
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut 06904
(203) 462-7500

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ______________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ______________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Title of Securities to be Registered	Registered (1)	Share (2)	Price (2)	Registration Fee (3)

Common Stock, $0.15 par value	1,533,974	$8.00	$12,271,792	$993

(1)  Represents 1,533,974 shares of Argan common stock that may be sold by the selling stockholders plus, pursuant to Rule 416(a) under the Securities Act of 1933, as amended, any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or similar transactions.  Of these shares of common stock, 1,303,974 shares were issued to the selling stockholders in the private placement described under the section of the prospectus contained herein entitled "The Private Placement" and 230,000 shares are issuable upon exercise of warrants issued to certain of the selling stockholders in connection with the Private Placement.

(2)  Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the last reported sales price of the Registrant's common stock on the Boston Stock Exchange on October 2, 2003.

(3)  Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated January 28, 2004

The information in this prospectus is not complete and may need to be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

ARGAN, INC.

1,533,974 Shares of Common Stock

_______________________

This prospectus may be used only in connection with the resale, from time to time, of 1,533,974 shares of our common stock, par value $0.15, by the selling stockholders identified in this prospectus.  Of these shares of common stock, 1,303,974 shares were issued to the selling stockholders in the private placement described under the section of this prospectus entitled "The Private Placement" and 230,000 shares are issuable upon exercise of warrants issued to certain of the selling stockholders in connection with the private placement.  Certain information about the time and manner in which the selling stockholders may sell shares of our common stock under this prospectus is provided under the sections entitled "Selling Stockholders" and "Plan of Distribution" in this prospectus.

Our common stock is listed on the Boston Stock Exchange under the symbol "AGX." On January __, 2004, the last reported sales price of our common stock was $__ per share.

Investing in our common stock involves risks.  Beginning on page 4, we have listed several "Risk Factors" which you should consider.  You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is January __, 2004

You should rely only on the information contained, or incorporated by reference, in this prospectus or the registration statement.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  The selling stockholders are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where such offers and sales are permitted.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all the information that may be important to you.  You should read the entire prospectus carefully, including the risks of investing discussed under "Risk Factors," beginning on page 4, and the financial statements included in our other filings with the Securities and Exchange Commission, before making an investment decision.

Overview

                    We provide telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers as well as electric utilities.  We conduct our operations through our wholly owned subsidiary, Southern Maryland Cable (SMC).

                    We were organized as a Delaware corporation in May 1961.  On June 13, 1983, we changed our name from Ultra Dynamics Corporation to Puroflow Incorporated.  On October 23, 2003, we changed our name from Puroflow Incorporated to Argan, Inc.  Our principal executive offices are located at One Church Street, Suite 302, Rockville, MD 20850.  Our phone number at that address is (301) 315-0027.  We maintain a website on the Internet at www.arganinc.net, which is presently under construction.  Information contained on our website does not constitute part of this prospectus.

Unless the context otherwise requires, references in this prospectus to "Argan," the "Company," "we," "us" or "our" refer to Argan, Inc., a Delaware corporation, and its subsidiaries.  Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

The Private Placement

On December 31, 2002, we executed a non-binding term sheet with a group consisting of Rainer H. Bosselmann, H. Haywood Miller III and Arthur F. Trudel, setting forth terms for a private placement of our common stock.  Pursuant to the term sheet, this group and/or its affiliates agreed to invest not less than $2 million in the private placement.  Mr. Bosselmann was appointed to our Board of Directors as Vice Chairman and Mr. Miller and Mr. Trudel were appointed as corporate officers of the Company, each at a nominal annual salary of $1.00, upon execution of the term sheet.  In addition, we granted to this group warrants to purchase an aggregate of 180,000 shares of our common stock at an exercise price of $7.75 per share upon execution of the term sheet.  These warrants could only be exercised in the event that the private placement was consummated.

On April 29, 2003, we completed the private placement.  In the private placement, we sold 1,303,974 shares of our common stock to a group of accredited investors (including Messrs. Bosselmann, Miller and Trudel) at a price of $7.75 per share.  We raised a total of $10,106,000 in the private placement (before giving effect to offering expenses of approximately $472,000).

Pursuant to the terms of the private placement, Mr. Bosselmann received the right to designate four members of our Board of Directors (including himself) upon consummation of the private placement.  Following the closing of the private placement, four of our existing directors (Warren Lichtenstein, Glen Kassan, Joshua Schechter and Robert Smith) resigned and were replaced by Mr. Bosselmann and three new directors designated by Mr. Bosselmann (DeSoto S. Jordan, James W. Quinn and Daniel A. Levinson).  Also upon the consummation of the private placement, each of Messrs. Bosselmann, Miller and Trudel became senior officers of the Company.

Certain affiliates of MSR Advisors, Inc., a Delaware corporation, purchased 325,584 shares of our common stock in the private placement.  In addition, MSR Advisors, Inc. received warrants to purchase 50,000 shares of our common stock at an exercise price of $7.75 in connection with the private placement.  Daniel A. Levinson, a member of our Board of Directors, is President of MSR Advisors, Inc.

In connection with the private placement, we entered into a registration rights agreement pursuant to which the purchasers in the private placement received certain registration rights with respect to the shares of common stock purchased in the private placement.  We are required to file the registration statement of which this prospectus is a part under the registration rights agreement to register the resale of the shares of our common stock purchased in the private placement.  We have also agreed to include in this registration statement the shares of our common stock that are issuable upon exercise of the warrants received by Messrs. Bosselmann, Miller and Trudel and MSR Advisors, Inc. in connection with the private placement.

Other Recent Events

We are currently pursuing a strategic plan involving the diversification of our business through business acquisitions and/or other investments.  We believe that this diversification strategy will provide the potential for growth and profit.

On July 17, 2003, we acquired Southern Maryland Cable, Inc..  We acquired Southern Maryland Cable by merger of Southern Maryland Cable with and into our wholly-owned subsidiary.  Southern Maryland Cable's operations are now conducted by this wholly-owned subsidiary, which has been renamed "Southern Maryland Cable."  We used approximately $3.6 million of proceeds from the private placement in our acquisition of Southern Maryland Cable.  We intend to use the remaining proceeds from the private placement for acquisitions in growth oriented industries and for working capital.

On August 4, 2003, our common stock began trading on the Boston Stock Exchange under the symbol "AGX."  Prior to our listing on the Boston Stock Exchange, our common stock was traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "PFLW.OB."

Prior to October 31, 2003, we were also engaged in the manufacture and sale of filtration products (which we referred to as our "Puroflow business").  On October 23, 2003, we transferred all of the operating assets and liabilities relating to our Puroflow business to a new wholly-owned subsidiary of the Company.  After the transfer, we changed our name from "Puroflow Incorporated" to "Argan, Inc." and the new wholly-owned subsidiary changed its name to "Puroflow Incorporated."

On October 31, 2003, we completed the sale of Puroflow Incorporated (our new wholly-owned subsidiary) and, as such, our Puroflow business, to Western Filter Corporation (WFC) for approximately $3.5 million in cash, of which $300,000 is being held in escrow for one year to protect WFC from losses resulting from a breach of our representations and warranties made in connection with that sale.

The Offering

The following is a brief summary of the offering.  You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements included in our other filings with the Securities and Exchange Commission.

Securities Offered	1,533,974 shares of common stock, par value $0.15 per share.

Use of Proceeds

We will not receive any of the proceeds of the resale of the shares of common stock by the selling stockholders.  We will, however, receive proceeds of up to $1,782,500 upon exercise of the warrants held by Messrs. Bosselmann, Miller and Trudel and MSR Advisors, Inc.  We plan to use proceeds received upon exercise of the warrants for acquisitions in growth oriented industries and for general working capital.

Trading	Our common stock is listed on the Boston Stock Exchange under the symbol "AGX" and is traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "AGAX.OB."

Risk Factors

See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the shares of common stock offered by the selling stockholders pursuant to this prospectus.

RISK FACTORS

You should carefully consider the following risk factors before making an investment decision.  If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.  You should also refer to the other information set forth and incorporated by reference in this Prospectus, including our consolidated financial statements and the related notes.

Our new officers and directors have limited experience in managing our business and, as a result, may be unsuccessful in do so.

Rainer H. Bosselmann recently became Chairman and Chief Executive Officer, H. Haywood Miller III recently became Executive Vice President and Arthur F. Trudel recently became Senior Vice President and Chief Financial Officer of the Company.  Upon consummation of the private placement, four of our existing directors (Warren Lichtenstein, Glen Kassan, Joshua Schechter and Robert Smith) resigned and were replaced by Mr. Bosselmann and three new directors designated by Mr. Bosselmann (DeSoto S. Jordan, James W. Quinn and Daniel A. Levinson).  In addition, in June 2003, Peter L. Winslow was elected by the Board of Directors to fill a vacancy caused by the resignation of Travis Bradford, and in October, 2003, W.G. Champion Mitchell was elected to our Board of Directors at our 2003 Annual Meeting replacing Michael H. Figoff who did not stand for re-election.  Although Messrs. Bosselmann, Miller, Trudel, Jordan, Quinn, Levinson, Winslow and Mitchell have experience as executive officers and directors of other public companies, they have limited experience in managing our business and, as a result, may be unsuccessful in doing so.

Purchasers of our common stock will be unable to evaluate future acquisitions and/or investments.

We plan to use the remaining proceeds from the private placement principally to finance future business acquisitions and/or investments.  We recently completed our acquisition of Southern Maryland Cable.  As of the date hereof, we have not identified any other specific acquisitions and/or investments that are probable of consummation. Accordingly, purchasers of our common stock may be unable to evaluate the business, prospects, operating results, management or other material factors relating to future acquisitions and/or investments that we make.  In addition, there can be no assurance that future acquisitions will occur or, if they occur, will be beneficial to us and our stockholders.

We may be unsuccessful at integrating companies that we acquire.

We may not be able to successfully integrate companies that we acquire with our other operations without substantial costs, delays or other operational or financial problems.  Integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations, including:

  failure of acquired companies to achieve the results we expect;

  diversion of management's attention from operational matters;

  difficulties integrating the operations and personnel of acquired companies;

  inability to retain key personnel of acquired companies;

  risks associated with unanticipated events or liabilities;

  the potential disruption of our business; and

  the difficulty of maintaining uniform standards, controls, procedures and policies.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could be materially and adversely affected.  In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities, deferred stock based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We may not be able to raise additional capital and, as a result, may not be able to successfully execute our business plan.

We may need to raise additional capital to finance future business acquisitions and/or investments.  Additional financing may not be available on terms that are acceptable to us or at all.  If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced.  Additionally, these securities might have rights, preferences and privileges senior to those of our current stockholders.  If adequate funds are not available on terms acceptable to us, our ability to finance future business acquisitions and/or investments and to otherwise pursue our business plan would be significantly limited.

We cannot readily predict the timing, size and success of our acquisition efforts and therefore the capital we will need for these efforts.  Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings.  When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us at all or on terms acceptable to us.

We may be unsuccessful at generating internal growth.

Our ability to generate internal growth will be affected by, among other factors, our success in:

  expanding the range of services and products we offer to customers to address their evolving needs;

  attracting new customers;

  hiring and retaining employees; and

  reducing operating and overhead expenses.

Many of the factors affecting our ability to generate internal growth may be beyond our control.  Our strategies may not be successful and we may not be able to generate cash flow sufficient to fund our operations and to support internal growth.  Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

Our business growth could outpace the capability of our corporate management infrastructure.  Our operations and ability to execute our business plan could be adversely effected as a result.

We cannot be certain that our infrastructure will be adequate to support our operations as they expand.  Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives.  We cannot be certain that we can recruit and retain such additional managers and executives.  To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan.  Our financial condition and results of operations could be materially and adversely affected as a result.

We operate in highly competitive markets.  If we fail to compete successfully against current or future competitors, our business, financial condition and results of operations will be materially and adversely affected.

We operate in highly competitive markets.  We compete with service providers ranging from small regional companies which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national entities.  In addition, there are few barriers to entry in the telecommunications infrastructure industry.  As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

Competition in the telecommunications infrastructure industry depends on a number of factors, including price.  Certain of our competitors may have lower overhead cost structures than we do and may, therefore, be able to provide their services at lower rates than we can provide the same services.  In addition, some of our competitors are larger and have significantly greater financial resources than we do.  Our competitors may develop the expertise, experience and resources to provide services that are superior in both price and quality to our services.  Similarly, we may not be able to maintain or enhance our competitive position within our industry.  We may also face competition from the in-house service organizations of our existing or prospective customers.

A significant portion of our business involves providing services, directly or indirectly as a subcontractor, to the United States government under government contracts.  The United States government may limit the competitive bidding on any contract under a small business or minority set-aside, in which bidding is limited to companies meeting the criteria for a small business or minority business, respectively.  We are currently qualified as a small business concern, but not a minority business.

We may not be able to compete successfully against our competitors in the future.  If we fail to compete successfully against our current or future competitors, our business, financial condition, and results of operations will be materially and adversely affected.

We are substantially dependent on economic conditions in the telecommunications infrastructure industry.  Adverse economic conditions in the industry could have a material adverse effect on our future operating results.

We are involved in the telecom and utility infrastructure services industries, which can be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions.  In addition, our activities may be hampered by weather conditions and an inability to plan and forecast activity levels.  Adverse economic conditions in the telecommunications infrastructure and construction industries may have a material adverse effect on our future operating results.

The industry served by our business is subject to rapid technological and structural changes that could reduce the demand for the services we provide.

The utility, telecommunications and computer networking industries are undergoing rapid change as a result of technological advances that could in certain cases reduce the demand for our services or otherwise negatively impact our business.  New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications companies to significantly improve their networks without physically upgrading them.  In addition, consolidation, competition or capital constraints in the utility, telecommunications or computer networking industries may result in reduced spending or the loss of one or more of our customers.  Additionally, our work in the telecommunications infrastructure services industry could be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions.

Our financial results are dependent on government programs and spending, the termination of which would have a material adverse effect on our business.

A significant portion of our business relates to structured cabling work for military and other government agencies.  As such, our business is reliant upon military and other government programs.  Reliance on government programs has certain inherent risks.  Among others, contracts, direct or indirect, with United States government agencies are subject to unilateral termination at the convenience of the government, subject only to the reimbursement of certain costs plus a termination fee.

We are substantially dependent upon fixed price contracts and are exposed to losses that may occur on such contracts in the event that we fail to accurately estimate, when bidding on a contract, the costs that we will be required to incur to complete the project.

We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts.  We must estimate the costs of completing a particular project to bid for these fixed price contracts.  Although historically we have been able to estimate costs, the cost of labor and materials may, from time to time, vary from costs originally estimated.  These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects.  Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Many of our customer contracts may be canceled on short notice and we may be unsuccessful in replacing contracts as they are completed or expire.  As a result, our business, financial condition and results of operations may be adversely affected.

Any of the following contingencies may have a material adverse effect on our business:

  our customers cancel a significant number of contracts;

  we fail to win a significant number of our existing contracts upon re-bid; or

  we complete the required work under a significant number of non-recurring projects and cannot replace them with similar projects.

Many of our customers may cancel their contracts on short notice, typically 30 to 90 days, even if we are not in default under the contract.  Certain of our customers assign work to us on a project-by-project basis under master service agreements.  Under these agreements, the customers often have no obligation to assign work to us.  Our operations could be materially and adversely affected if the volume of work we anticipate receiving from these customers is not assigned to us.  Many of our contracts, including our master service agreements, are opened to public bid at the expiration of their terms.  We may not be the successful bidder on existing contracts that come up for bid.

Loss of significant customers could adversely affect our business.

Sales to our three largest customers, General Dynamics, Southern Maryland Electric Cooperative (SMECO) and Verizon Communications, Inc., currently account for most of our business.  General Dynamics accounted for approximately 52% of consolidated net sales during the nine months ended October 31, 2003.  SMECO accounted for approximately 23% of consolidated net sales during the nine months ended October 31, 2003.  Verizon accounted for approximately 20% of consolidated net sales during the nine months ended October 31, 2003.  The loss of any of these customers could have a material adverse effect on our business, unless the loss is offset by increases in sales to other customers.

We are subject to significant government regulation.  This may increase the costs of our operations and expose us to substantial civil and criminal penalties in the event that we violate applicable law.

We provide, either directly as a contractor or indirectly as a sub-contractor, products and services to the United States government under government contracts.  United States government contracts and related customer orders subject us to various laws and regulations governing United States government contractors and subcontractors, generally which are more restrictive than for non-government contractors.  These include subjecting us to examinations by government auditors and investigators, from time to time, to insure compliance and to review costs.  Violations may result in costs disallowed, and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts).

We may be exposed to product liability claims in the event of product failure.

Our business may expose us to claims for injury, resulting from the failure of products that we sell or services that we provide.  We have product liability and other insurance, covering in such amounts and against such risk as our management believes advisable, in light of our business and the terms and cost of such insurance.  There is no assurance that we will maintain the same level of insurance coverage in the future.

Loss of key personnel could prevent us from successfully executing our business plan and otherwise adversely affect our business.

Our ability to maintain productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements.  We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel.  Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire.  We cannot be certain that any individual will continue in such capacity for any particular period of time.  The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business.  We do not carry key-person life insurance on any of our employees.

Our Board of Directors may issue preferred stock with rights that are superior to our common stock.

Our Certificate of Incorporation, as amended, permits our Board of Directors to issue shares of preferred stock and to designate the terms of the preferred stock.  The issuance of shares of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock by, among other matters, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Our common stock is thinly traded.  As a result, our stock price may be volatile and you may have difficulty disposing of your investment at prevailing market prices.

Since August 4, 2003, our common stock has been listed on the Boston Stock Exchange under the symbol "AGX" and is traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "AGAX.OB."  Prior to our listing on the Boston Stock Exchange, our common stock was traded on the Bulletin Board System and reported by the National Quotation Service under the symbol "PFLW.OB."  Our common stock is thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

Our business is seasonal and our operating results may vary significantly from quarter to quarter.

Our quarterly results are affected by seasonal fluctuations in our business.  Our quarterly results may also be materially affected by:

  variations in the margins of projects performed during any particular quarter;

  regional or general economic conditions;

  the budgetary spending patterns of customers, including government agencies;

  the timing and volume of work under new agreements;

  the termination of existing agreements;

  costs that we incur to support growth internally or through acquisitions or otherwise;

  losses experienced in our operations not otherwise covered by insurance;

  the change in mix of our customers, contracts and business;

  the timing of acquisitions;

  the timing and magnitude of acquisition assimilation costs; and

  increases in construction and design costs.

Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

Our operations are expected to have seasonally weaker results in the first and fourth quarters of the year, and may produce stronger results in the second and third quarters.  This seasonality is primarily due to the effect of winter weather on outside plant activities as well as reduced daylight hours and customer budgetary constraints.  Certain customers tend to complete budgeted capital expenditures before the end of the year, and postpone additional expenditures until the subsequent fiscal period.

We intend to actively pursue larger infrastructure projects with our customers.  The positive impact of major contracts requires that we undertake extensive up front preparations with respect to staffing, training and relocation of equipment.  Consequently, we may incur significant period costs in one fiscal period and realize the benefit of contractual revenues in subsequent periods.

Availability of significant amounts of our common stock for sale could adversely affect its market price.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issued upon exercise of the warrants held by Messrs. Bosselmann, Miller and Trudel and MSR Advisors, Inc., the market price of our common stock could fall.  As of January 5, 2004, there were 1,798,280 shares of our common stock outstanding.  Of those, 1,533,974 shares of our common stock (including 230,000 shares of common stock that are issuable upon exercise of the warrants) are being registered for resale under this prospectus.  A sale of all or a significant portion of these shares could have an adverse impact on our stock price.

We have experienced losses in the past and may experience additional losses in the future.

As of October 31, 2003, we had an accumulated deficit of approximately $2.2 million resulting primarily from past losses.  We may experience additional losses in the future.

We do not expect to pay dividends for the foreseeable future.

We have not paid cash dividends on its common stock since our inception and intend to retain earnings, if any, to finance the development and expansion of our business.  As a result, we do not anticipate paying dividends on our common stock in the foreseeable future.  Payment of dividends, if any, will depend on our future earnings, capital requirements and financial position, plans for expansion, general economic conditions and other pertinent factors.

Certain officers, directors and stockholders have substantial control over the Company.

As of January 5, 2004, Rainer H. Bosselmann, Chairman and Chief Executive Officer, beneficially owned approximately 16% of our voting shares (giving effect to 60,000 shares of common stock that may be purchased upon exercise of warrants held by Mr. Bosselmann); H. Haywood Miller III, Executive Vice President, beneficially owned approximately 3.9% of our voting shares (giving effect to 60,000 shares of common stock that may be purchased upon exercise of warrants held by Mr. Miller); Arthur F. Trudel, Senior Vice President and Chief Financial Officer, beneficially owned approximately 3.8% of our voting shares (giving effect to 60,000 shares of common stock that may be purchased upon exercise of warrants held by Mr. Trudel); Peter L. Winslow, a member of our Board of Directors, beneficially owned approximately 2.4% of our voting shares; and MSR Advisors, Inc. and certain of its affiliates beneficially owned approximately 20.3% of our voting shares (giving effect to 50,000 shares of common stock that may be purchased upon exercise of warrants held by MSR Advisors, Inc.).  Daniel A. Levinson, a director of the Company, is the President of MSR Advisors, Inc.  In addition, the Company believes, based upon beneficial ownership reports filed with the Commission, that as of January 5, 2004, Wheatley Partners III, LLC and certain affiliates beneficially owned approximately 14.4% of our voting shares and Steel Partners II, L.P. and certain affiliates beneficially owned approximately 9.8% of our voting shares.  As a result of such ownership, Messrs. Bosselmann, Miller, Trudel, Winslow and Levinson and MSR Advisors, Inc., individually or collectively, and Wheatley Partners III, LLC and Steel Partners II, L.P., may have the power to influence corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may influence the election of directors and other actions requiring stockholder approval.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us.  Among other things, under our certificate of incorporation, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock.  In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

Any general increase in interest rate levels will increase our cost of doing business.  Our results of operations, cash flow and financial condition may suffer as a result.

We have approximately $1.1 million of unhedged variable rate debt. Any general increase in interest rate levels will increase our cost of doing business.

If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.  This may adversely affect our business.

Contracts in the industries we serve may require performance bonds or other means of financial assurance to secure contractual performance.  The market for performance bonds has tightened significantly.  If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.

FORWARD LOOKING STATEMENTS

Statements made in this prospectus, other than statements of historical fact, are forward-looking statements that involve risks and uncertainties.  These statements relate to future events or our future financial performance, including statements relating to products, customers, suppliers, business prospects and effects of acquisitions.  In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology.  These statements involve a number of risks and uncertainties, including incomplete or preliminary information; the effects of future acquisitions and/or investments; competitive factors; business and economic conditions generally; changes in government regulations and policies; our dependence upon third-party suppliers; continued acceptance of our products in the marketplace; technological changes; and other risks and uncertainties including those set forth above under "Risk Factors" that could cause actual events or results to differ materially from any forward-looking statement.  The information contained in this prospectus should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 5 of our Form 10-KSB for the fiscal year ended January 31, 2003, filed with the Commission on March 20, 2003; the "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 14 of our Form 10-QSB for the fiscal quarter ended October 31, 2003, filed with the Commission on December 15, 2003; and our financial statements included in our other filings with the Commission.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus and are based on information currently and reasonably known.  We undertake no obligation to release any revisions to or update these forward-looking statements to reflect events or circumstances which occur after the date of this prospectus or to reflect the occurrence or effect of anticipated or unanticipated events.

BUSINESS

General

We conduct our operations through our wholly owned subsidiary, Southern Maryland Cable, Inc. (SMC).  Through SMC, we provide telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers as well as electric utilities.

We were organized as a Delaware corporation in May 1961.  On June 13, 1983, we changed our name from Ultra Dynamics Corporation to Puroflow Incorporated.  On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby we became a holding company, and our operating assets and liabilities relating to our Puroflow business were transferred to a wholly owned subsidiary.  Accordingly, on October 23, 2003, we transferred substantially all of our Puroflow operating assets and liabilities to a newly formed, wholly owned subsidiary of the Company.  The subsidiary then changed its name to "Puroflow Incorporated" and we changed our name from Puroflow Incorporated to "Argan, Inc."  At the time of the transfer, we also held another wholly owned operating subsidiary (SMC) which we acquired in July, 2003.

On October 31, 2003, we completed the sale of Puroflow Incorporated (our new wholly-owned subsidiary) to Western Filter Corporation (WFC) for approximately $3.5 million in cash, of which $300,000 is being held in escrow for one year to protect WFC from losses resulting from our breach of the representations and warranties made by us pursuant to that sale.

Our principal executive offices are located at One Church Street, Suite 302, Rockville, MD 20850.  Our phone number at that address is (301) 315-0027.  We maintain a website on the Internet at www.arganinc.net, which is presently under construction.  Information contained on our website does not constitute part of this prospectus.

Unless the context otherwise requires, references in this prospectus to "Argan," the "Company," "we," "us" or "our" refer to Argan, Inc., a Delaware corporation, and its subsidiaries.  Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

Holding Company Structure

We intend to make additional acquisitions and/or investments.  We intend to have more than one industrial focus and to identify those companies that are in industries with significant potential to grow profitably both internally and through acquisitions.  Companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cashflow and value for the Company.

We are a holding company with no operations other than our investment in our wholly owned operating subsidiary (SMC).  At November 1, 2003, there were no restrictions with respect to dividends or other payments from SMC to Argan.

Telecom Infrastructure Services

After the sale of Puroflow Incorporated in October 2003, we have only one subsidiary, Southern Maryland Cable, Inc. (SMC).  SMC is a provider of telecommunications infrastructure services including project management, construction and maintenance for the Federal Government, telecommunications and broadband service providers as well as electric utilities.  Our strategy is to become a geographically and customer diversified telecom infrastructure services company, by providing a full range of telecom infrastructure services.

We currently provide inside plant, premise wiring services to the Federal Government and have plans to expand that work to commercial customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

We continue to participate in the expansion of the telecommunications industry by working with various telecommunications providers.  We provide maintenance and upgrade services for their outside plant systems that increase the capacity of existing infrastructure.   We also provide outside plant services to the power industry by providing maintenance and upgrade services to utilities.

We intend to emphasize our high quality reputation, outstanding customer base and highly motivated work force in competing for larger and more diverse contracts.  We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers' needs for high quality and on-time service. We are committed to invest in our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

We further intend to seek acquisitions to evolve into a geographically diverse telecom and utility infrastructure services entity with a reputation for high quality and on-time performance.

Competition

We operate in a fragmented and competitive industry. We compete with service providers ranging from small regional companies, which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national contractors. We believe that we compete favorably with the other companies in the telecom and utility infrastructure services industry.

Materials

Generally, our customers supply most or all of the materials required for a particular contract and we provide the personnel, tools and equipment to perform the installation services. However, with respect to a portion of our contracts, we may supply part or all of the materials required. In these instances, we are not dependent upon any one source for the materials that we customarily utilize to complete the job. We are not presently experiencing, nor do we anticipate experiencing, any difficulties in procuring an adequate supply of materials.

Customers

During 2003, we provided services to telecommunications and utility customers as well as to the Federal Government, through a contract with General Dynamics.  Certain of the Company's more significant customer relationships were with General Dynamics, Southern Maryland Electric Cooperative (SMECO) and Verizon Communications, Inc.  General Dynamics accounted for approximately 52% of consolidated net sales during the nine months ended October 31, 2003.  The Federal Government, through our contract with General Dynamics, has been a major customer for two years.  SMECO accounted for approximately 23% of consolidated net sales during the nine months ended October 31, 2003.  SMECO has been a major customer for several years.  Verizon accounted for approximately 20% of consolidated net sales during the nine months ended October 31, 2003.  Verizon has been a major customer for several years, but has indicated its intention to decrease its volume of business with us.  An increase in SMECO's level of business has substantially offset the Verizon decrease.  Combined, General Dynamics, SMECO and Verizon accounted for approximately 95% of consolidated net sales during the nine months ended October 31, 2003.

Backlog

At October 31, 2003, we had a backlog of estimated commitments of $6 million to perform services in the next twelve months.  Of our backlog, all is expected to be constructed within the next twelve months.

Regulation

Our operations are subject to various federal, state and local laws and regulations including: licensing for contractors; building codes; permitting and inspection requirements applicable to construction projects; regulations relating to worker safety and environmental protection; and special bidding, procurement and clearance requirements on government projects.  We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements.  Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.  Many state and local regulations governing construction require permits and licenses to be held by individuals who have passed an examination or met other requirements.

Safety and Risk Management

We are committed to ensuring that our employees perform their work in a safe environment.  We regularly communicate with our employees to promote safety and to instill safe work habits.  Our safety director, an SMC employee, reviews accidents and claims, examines trends and implements changes in procedures or communications to address any safety issues.

Risk Management, Insurance and Performance Bonds

Contracts in the industries we serve may require performance bonds or other means of financial assurance to secure contractual performance.  The market for performance bonds has tightened significantly.  If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.

Employees

As of October 31, 2003, we had approximately 100 employees, all of whom were full-time. None of these employees are represented by labor organizations and we are not aware of any employees seeking organization.  We believe that our employee relations are good.

Facilities

Our corporate headquarters is located in an office facility in Rockville, Maryland.  SMC's headquarters is located in Tracy's Landing, Maryland in a leased facility that includes approximately four acres of land, a 2,400 square foot maintenance facility and a 3,000 square foot office facility.

SMC's principal operations are conducted at local construction offices, equipment yards and storage facilities.  These facilities are temporary in nature with most of SMC's services performed on customer premises or job sites.  Because equally suitable temporary facilities are available in all areas where SMC does business, these facilities are not material to SMC's operations.

Legal Proceedings

We are not a party to any legal proceedings.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission.  The registration statement contains more information than this prospectus regarding the Company and our common stock, including certain exhibits and schedules.  You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549.  You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission also maintains a website on the Internet that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Securities and Exchange Commission.  The address of that site is http://www.sec.gov.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus information we file with the Securities and Exchange Commission in other documents.  This means that we can disclose important information to you by referring to other documents that contain that information.  The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus.  We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus.  We also incorporate by reference all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of shares of our common stock offered by this prospectus.

Documents Filed by Argan, Inc.
with the Securities and Exchange
Commission (File No. 001-31756)	Period

Annual Report on Form 10-KSB	Fiscal year ended January 31, 2003
Quarterly Report on Form 10-QSB	Quarterly period ended April 30, 2003
Quarterly Report on Form 10-QSB	Quarterly period ended July 31, 2003
Quarterly Report on Form 10-QSB	Quarterly period ended October 31, 2003
Current Report on Form 8-K	Filed on January 27, 2004
Current Report on Form 8-K/A	Filed on January 27, 2004
Current Report on Form 8-K	Filed on November 14, 2003
Current Report on Form 8-K	Filed on October 30, 2003
Current Report on Form 8-K/A	Filed on September 24, 2003
Current Report on Form 8-K	Filed on July 29, 2003
Current Report on Form 8-K/A	Filed on June 12, 2003
Current Report on Form 8-K/A	Filed on June 5, 2003
Current Report on Form 8-K	Filed on May 23, 2003
Proxy Statement on Schedule 14A relating to our 2003 Annual Meeting	Filed on September 18, 2003
The description of our common stock as set forth in our Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	Filed on August 1, 2003

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Argan, Inc. One Church Street Suite 302 Rockville, MD 20850 (301) 315-0027

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the proceeds from those sales.  See "Selling Stockholders."   We will, however, receive proceeds of up to $1,782,500 upon exercise of the warrants held by Messrs. Bosselmann, Miller and Trudel and MSR Advisors, Inc.  We plan to use proceeds received upon exercise of the warrants for acquisitions in growth oriented industries and for general working capital.

SELLING STOCKHOLDERS

In connection with the private placement, we issued shares of our common stock to the selling stockholders identified in the table below, and we agreed to register a number of their shares for resale.  We have also agreed to register for resale the shares of our common stock that may be received upon exercise of the warrants held by Messrs. Bosselmann, Miller and Trudel and MSR Advisors, Inc.  We have also agreed to use commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective for a period ending on the first to occur of:

(i) the date when all of the shares registered under this registration statement have been sold;

(ii) the date when all of the shares registered under this registration statement may be freely resold without restriction under Rule 144; and

(iii) two years after the effective time of this registration statement.

Our registration of the shares of our common stock does not necessarily mean that the selling stockholders will sell all or any of the shares or that Messrs. Bosselmann, Miller or Trudel or MSR Advisors, Inc. will exercise all or any of the warrants or sell all or any of the shares that they receive upon exercise of the warrants.

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of January 5, 2004, by each of the selling stockholders.  The information in the table below is provided to the best of the Company's knowledge based upon information provided by the selling stockholders, review of the Company's share transfer ledger, and Commission filings and other publicly available information.  Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us.  Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering.  In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

	Number of Shares		Shares Being		Percentage of Class
Selling Stockholder	Beneficially Owned		Offered		Following Offering

MSR Advisors, Inc.	375,584	(1)	50,000	(2)	*
MSR I SBIC Partners, LLC	375,584	(1)	0		*
MSR I SBIC, L.P.	375,584	(1)	322,584		*
Tri-Lev LLC	375,584	(1)	3,000		*
Wheatley Partners III, L.P.	258,065	(3)	180,542		*
Wheatley Associates III, L.P.	258,065	(3)	38,135		*
Wheatley Foreign Partners III, L.P.	258,065	(3)	39,388		*
Rainer H. Bosselmann	298,710	(4)	298,710		*
H. Haywood Miller III	73,300	(5)	70,000	(5)	*
Arthur F. Trudel	70,000	(6)	70,000		*
Peter L. Winslow	43,640	(7)	33,480	(7)	*
James W. Quinn	17,903	(8)	12,903	(8)	*
Kristopher D. Brown	1,000		1,000		*
John S. Zuckerman	1,000		1,000		*
Brookeith Investment Partners, LLC	3,200	(9)	3,200		*
Matthew I. Rebold & Nancy B. Rebold	10,000		10,000		*
Dean V. Shahinian	1,000		1,000		*
Alan J. Stearn	2,000		2,000		*
Michael Rubin & Sherry Rubin	2,000		2,000		*
Mark S. Pollack	1,000		1,000		*
Henry Foster	1,000		1,000		*
Timothy Healy	1,000		1,000		*
Douglas Schiffman	3,000		3,000		*
Richard Lewisohn, III	5,000		5,000		*
Kerri Cagnassola	1,000		1,000		*
Mark H. Bates	1,000		1,000		*
Marshall & Johanna Kiev	2,000		2,000		*
S.A. Spencer	1,000		1,000		*
Howard Kaye	12,903		12,903		*
Prairie Fire Capital LLC	19,355	(10)	19,355		*
Michael R. Stone	19,355		19,355		*
William Laverack, Jr.	19,355		19,355		*
FM Multi Strategy Investment Fund L.P.	6,400	(11)	6,400		*
Greenleaf Capital, L.P.	129,032	(12)	129,032		*
Allen & Company Incorporated**	64,516	(13)	64,516		*
John Simon	12,903		12,903		*
Bruce Allen	12,903		12,903		*
Andrew J. Hirsch Trust Dated 9/15/1980 David Hirsch Trustee	1,000		1,000		*
Jeffrey A. Hirsch Trust Dated 9/15/1980 David Hirsch Trustee	1,000		1,000		*

Jamie E. Hirsch Trust Dated 9/15/1980 David Hirsch Trustee	1,000		1,000	*
David & Hope Hirsch	1,000		1,000	*
Charles R. Goldstein & Adrienne C. Goldstein	3,300		3,300	*
William A. Adams	1,000		1,000	*
Shoulda Partners, L.P.	6,000	(14)	6,000	*
Scott Korman	1,000		1,000	*
David M. Schneider	1,000		1,000	*
Sally M. Herman	3,000		3,000	*
Fred B. Tarter & Lois G. Tarter	6,451		6,451	*
Aspen Ventures LLC	6,451	(15)	6,451	*
Jess and Corp Profit Sharing Plan & Trust	2,000		2,000	*
Bruce Edward Roberts	1,935		1,935	*
Laurance R. Clark	3,500		3,500	*
Silverado Insurance, Ltd.	12,900	(16)	12,900	*
Robert V. Perini	2,000		2,000	*
R & R Opportunity Fund, L.P.	6,450	(17)	6,450	*
Kenneth Olson IRA	1,000		1,000	*
John P. Rosenthal	3,000		3,000	*
Peter Wilson Getsinger	1,935		1,935	*
Manket Berns Feldman Group	1,000	(18)	1,000	*
Michael Goldstein	5,000		5,000	*
John McMahon	1,000		1,000	*
One & Co.	6,452	(19)	6,452	*
Louisa Correa	1,936		1,936	*

*	Less than 1% of the outstanding common stock.
**

This selling stockholder is a broker-dealer.  This selling stockholder (a) purchased the securities in the ordinary course of business, (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities, and (c) at the time of the purchase, the broker-dealer did not purchase from the Company with a view to, or in connection with, the resale or other distribution of the securities.

***

This selling stockholder is an affiliate of a broker-dealer.  This selling stockholder (a) purchased the securities in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)

Includes 325,584 shares owned and 50,000 shares issuable upon exercise of warrants owned, in the aggregate, by MSR Advisors, Inc., a Delaware corporation ("MSRA"), MSR I SBIC Partners, LLC, a Delaware limited liability company ("MSRI Partners"), MSR I SBIC, L.P., a Delaware limited partnership ("MSRI"), and Tri-Lev LLC, a Connecticut limited liability company ("Tri-Lev"). Of such 375,584 shares, MSRA has sole voting and dispositive power with respect to 50,000 shares and shared voting and dispositive power with respect to 325,584 shares; MSRI Partners has sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 375,584 shares; MSRI has sole voting and dispositive power with respect to 322,584 shares and shared voting and dispositive power with respect to 53,000 shares; and Tri-Lev has sole voting and dispositive power with respect to 3,000 shares and shared voting and dispositive power with respect to 372,584 shares. Daniel A. Levinson, a director of the Company, is the President of MSRA and the Managing Member of MSRI Partners. MSRA is the Manager of Tri-Lev. MSRI Partners is the General Partner of MSRI.  MSRA, MSRI Partners, MSRI, and Tri-Lev have identified Mr. Levinson as a natural person with control over MSRA, MSRI Partners, MSRI, and Tri-Lev. The business address of Mr. Levinson, MSRA, MSRI Partners, MSRI, and Tri-Lev is 8 Wright Street, Westport, Connecticut 06880. Each of Mr. Levinson, MSRA, MSRI Partners, MSRI, and Tri-Lev (each an "MSRA Person") disclaims beneficial ownership of all shares and warrants of the Company beneficially owned by the other MSRA Persons, except to the extent such person has sole voting and dispositive power with respect to such securities.

(2)	Includes 50,000 shares issuable upon exercise of warrants owned by MSR Advisors, Inc.
(3)

Includes 258,065 shares beneficially owned (in the aggregate) by Wheatley Partners III, LLC, Wheatley Partners III, L.P., Wheatley Associates III, L.P. and Wheatley Foreign Partners III, L.P. Wheatley Partners III, LLC is the General Partner of Wheatley Partners III, L.P., Wheatley Associates III, L.P. and Wheatley Foreign Partners III, L.P. Of such 258,065 shares, Wheatley Partners III, LLC has sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 258,065 shares; Wheatley Partners III, L.P. has sole voting and dispositive power with respect to 180,542 shares and shared voting and dispositive power with respect to 77,523 shares; Wheatley Associates III, L.P. has sole voting and dispositive power with respect to 38,135 shares and shared voting and dispositive power with respect to 219,930 shares; and Wheatley Foreign Partners III, L.P. has sole voting and dispositive power with respect to 39,388 shares and shared voting and dispositive power with respect to 218,677 shares. Wheatley Partners III, LLC, Wheatley Partners III, L.P., Wheatley Associates III, L.P. and Wheatley Foreign Partners III, L.P. have identified Barry Rubenstein as a natural person with control over Wheatley Partners III, LLC, Wheatley Partners III, L.P., Wheatley Associates III, L.P. and Wheatley Foreign Partners III, L.P.  The business address of Wheatley Partners is 80 Cuttermill Road, Suite 311, Great Neck, NY 11021.

(4)

Includes 214,860 shares owned by Mr. Bosselmann, 23,850 shares owned by Mr. Bosselmann's wife (of which Mr. Bosselmann disclaims beneficial ownership), and 60,000 shares issuable upon exercise of warrants owned by Mr. Bosselmann.  Mr. Bosselmann is Chairman of the Board and Chief Executive Officer of the Company.

(5)

Shares beneficially owned includes 13,000 shares owned by Mr. Miller, 300 shares held in custodial accounts for Mr. Miller's minor children, and 60,000 shares issuable upon exercise of warrants owned by Mr. Miller.  Shares being offered include 10,000 shares owned by Mr. Miller and 60,000 shares issuable upon exercise of warrants owned by Mr. Miller.  Mr. Miller is Executive Vice President of the Company.

(6)	Includes 10,000 shares owned by Mr. Trudel and 60,000 shares issuable upon exercise of warrants owned by Mr. Trudel. Mr. Trudel is Senior Vice President and Chief Financial Officer of the Company.
(7)

Shares being offered includes 3,200 shares held by Mr. Winslow as Trustee for Condit & EC Winslow 41 u/d Trust; 1,900 shares held by Mr. Winslow as Trustee for Sears B. Condit Trust u/w; 25,800 shares held by Mr. Winslow as Trustee for Sears B. Condit Trust u/l; and 2,580 shares held by Mr. Winslow as Trustee for Andrew N. Winslow Trust u/w.  Shares beneficially owned includes, in addition to the shares being offered, 1,290 shares held by Mr. Winslow; 3,870 shares held by Mr. Winslow as Trustee for Louise Condit Trust u/d FBO Elinor Winslow; and options to purchase 5,000 shares of common stock held by Mr. Winslow, all of which are fully vested.  Mr. Winslow is a director of the Company.

(8)

Shares being offered includes 12,903 shares beneficially owned by Mr. Quinn.  Shares beneficially owned includes, in addition to the shares being offered, options to purchase 5,000 shares of common stock held by Mr. Quinn, all of which are fully vested.  Mr. Quinn is a director of the Company.

(9)	The selling stockholder has identified David Heidecorn as a natural person with control over Brookeith Investment Partners, LLC.
(10)	The selling stockholder has identified Peter M. Castleman as a natural person with control over Prairie Fire Capital LLC.
(11)	The selling stockholder has identified Seymour Zises as a natural person with control over FM Multi Strategy Investment Fund L.P..
(12)	The selling stockholder has identified Michael R. Stone as a natural person with control over Greenleaf Capital, L.P..
(13)	The selling stockholder has identified James W. Quinn as a natural person with control over Allen & Company Incorporated. Mr. Quinn is a director of the Company.
(14)	The selling stockholder has identified Michael Feinsod as a natural person with control over Shoulda Partners, L.P..
(15)	The selling stockholder has identified Fred B. Tarter as a natural person with control over Aspen Ventures LLC.
(16)	The selling stockholder has identified Steven L. Trenk as a natural person with control over Silverado Insurance, Ltd..
(17)	The selling stockholder has identified John Borer as a natural person with control over R & R Opportunity Fund, L.P..
(18)	The selling stockholder has identified Steven M. Manket as a natural person with control over Manket Berns Feldman Group.
(19)	The selling stockholder has identified Thomas N. Dabney as a natural person with control over One & Co..

As explained below under "Plan of Distribution," we have agreed to bear all expenses of the Registration Statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.  As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer.  Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus, if required, will be filed.  The selling stockholders may offer their shares of common stock in one or more of the following transactions:

  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Boston Stock Exchange;

  in the over-the-counter market;

  in negotiated transactions other than on such exchanges;

  by pledge to secure debts and other obligations;

  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

  in a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders.  Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents.  The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.  Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.  We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the shares of common stock purchased in the private placement under applicable federal and state securities laws and under specific circumstances and at specific times.  The registration rights agreement provides for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act of 1933.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.  The selling stockholders may chose not to sell all or any of the shares they hold.  The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution.  In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person.  These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

All expenses of this registration will be paid by us.  These expenses include the SEC's filing fees, fees under state securities or "blue sky" laws, legal fees and printing costs.

LEGAL MATTERS

Robinson & Cole LLP, Stamford, Connecticut, has opined on the validity of the shares of common stock being offered pursuant to this prospectus.

EXPERTS

The financial statements of Argan, Inc., incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB of Argan, Inc. for the year ended January 31, 2003, have been so incorporated in reliance on the report of Rose, Snyder & Jacobs, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The balance sheets of Southern Maryland Cable, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended, incorporated in this Prospectus by reference to the Current Report of Argan, Inc. on Form 8-K/A filed with the Commission on September 24, 2003, have been so incorporated in reliance on the report of Sturn Wagner Lombardo & Company, LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Company in connection with the issuance and distribution of the shares of common stock being registered.  All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$993.00
Printing	5,000.00
Accounting Fees and Expenses	20,000.00
Legal Fees and Expenses	20,000.00
Miscellaneous	4,007.00
Total	$50,000.00

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify its directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

The Company's Bylaws provides that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.  The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director.  The Company has entered into indemnification agreements with its directors containing provisions which provide for the indemnification of such directors to the fullest extent permitted by Delaware law.

Item 16. Exhibits

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP
10.1	Form of Subscription Agreement, by and among the Company and the investors listed on the signature pages thereto
10.2	Registration Rights Agreement, by and among the Company and the and the investors listed on the signature pages thereto
16	Letter of Rose, Snyder & Jacobs, former independent accountants, dated May 20, 2003 (incorporated by reference to Exhibit 16.1 to Form 8-K/A filed on June 12, 2003)
23.1	Consent of Rose, Snyder & Jacobs, Independent Accountants
23.2	Consent of Sturn Wagner Lombardo & Company, LLC, Independent Accountants
23.3	Consent of Robinson & Cole LLP (contained in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (1)

Previously filed.

Item 17. Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Certificate of Incorporation and Bylaws, and the General Corporation Law of the State of Delaware, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person for liabilities arising under the Securities Act of 1933 in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Rockville, Maryland on January 28, 2004.

ARGAN, INC.

By:	/s/ Rainer H. Bosselmann

Rainer H. Bosselmann Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* /s/ Rainer H. Bosselmann
Rainer H. Bosselmann	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 28, 2004

* /s/ Arthur F. Trudel
Arthur F. Trudel	Chief Financial Officer (Principal Accounting and Financial Officer)	January 28, 2004

* /s/ DeSoto S. Jordan
DeSoto S. Jordan	Director	January 28, 2004

* /s/ Daniel A. Levinson
Daniel A. Levinson	Director	January 28, 2004

_____________________
T. Kent Pugmire	Director

* /s/ James W. Quinn
James W. Quinn	Director	January 28, 2004

_____________________
Peter L. Winslow	Director

* By: /s/ Rainer H. Bosselmann
             Rainer H. Bosselmann
             Attorney in Fact

             Date: January 28, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP
10.1	Form of Subscription Agreement, by and among the Company and the investors listed on the signature pages thereto
10.2	Registration Rights Agreement, by and among the Company and the and the investors listed on the signature pages thereto
16	Letter of Rose, Snyder & Jacobs, former independent accountants, dated May 20, 2003 (incorporated by reference to Exhibit 16.1 to Form 8-K/A filed on June 12, 2003)
23.1	Consent of Rose, Snyder & Jacobs, Independent Accountants
23.2	Consent of Sturn Wagner Lombardo & Company, LLC, Independent Accountants
23.3	Consent of Robinson & Cole LLP (contained in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (1)

(1)  Previously filed.